September 16, 2024

Winnie Wong
Chief Financial Officer
Silver North Resources Ltd.
Suite 410 - 325 Howe Street
Vancouver, BC, Canada V6C 1Z7

       Re: Silver North Resources Ltd.
           Form 20-F for the Fiscal Year ended September 30, 2023
           Filed February 22, 2024
           File No. 000-55193
Dear Winnie Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation